

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Jesse Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re:** **Sandridge Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Carl C. Icahn, Icahn Partners LP et. al**
> **Filed April 24, 2018**
> **File No. 1-33784**

Dear Mr. Lynn:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

Cover Letter

1. We note the statement that "[a]ccording to SandRidge's Preliminary Proxy Statement…and…Restated Certificate of Incorporation, the election of the Nominees requires the affirmative vote of a plurality of the *votes cast* by the holders of Common Stock at a meeting at which a quorum is present in person or represented by proxy." It is our understanding that Section 5.2 of the Company's Amended and Restated Certificate of Incorporation provides that the required vote for electing directors in a contested election is the vote of a plurality of the *shares represented in person or by proxy at the meeting and entitled to vote* on the election of directors. Please revise accordingly. Refer to Item 21 of Schedule 14A.

Proposal 2 – Ratification and Extension of the Poison Pill

2.   We note the statement under this caption that "[i]n addition, according to the Company's own disclosure, the Board purportedly adopted the Poison Pill to protect the shareholders right to vote on the Merger…[s]ince the Merger Agreement…has been terminated, the Poison Pill is no longer needed and should not be extended." Based on the Company's press release filed as an exhibit to its Current Report on Form 8-K dated November 27, 2017, it appears that the Company adopted the shareholder rights plan not only to protect the referenced right to vote on the Merger but for other reasons described in the press release as well, including "to deter the acquisition of actual, de facto or negative control of the Company by any person or group without appropriately compensating its shareholders for such control." Please revise the disclosure to remove the implication that the rationale cited in the Participants' proxy statement was the only reason for the Board's adoption of the shareholder rights plan.

3.   We note the statement under this caption that "[t]he Participants believe the original Poison Pill was much broader than other shareholder rights plans and contained ambiguous language that could interfere with communication between Shareholders and may have been unenforceable under Delaware law." With a view towards revised disclosure, please provide support for this statement.

4.   We note the statement under this caption that "[d]espite the Icahn Participants' multiple communications regarding the Poison Pill, the Board and the Company did not amend the Poison Pill or clarify the language in question until the Icahn Participants threatened to bring a lawsuit on behalf of all stockholders." Based on the disclosure contained in the section entitled "Background to the Solicitation" and in the Company's Current Report on Form 8-K filed on December 11, 2017, it appears that:

- The Icahn Participants first made the request for clarification through a letter to the Board of Directors on November 30, 2017, where they raised "several questions regarding the parameters of the Poison Pill" (see the "Background to the Solicitation");
- Counsel to the Company responded on December 8, 2017 to provide the requested clarity on the terms of the shareholder rights plan (as noted in the "Background to the Solicitation");
- The Company noted that certain specific actions would not trigger the shareholder rights plan (as noted in the referenced Form 8-K)
- On December 9, 2017, counsel to the Icahn Group sought further clarity from the Company (as noted in the "Background to the Solicitation");
- On December 12, 2017, the Company responded by confirming that "subject to compliance by the Participants with certain laws and the Company's constituent documents, none of the actions outlined in the Icahn Participants' November 30 letter would trigger the Poison Pill" (as noted in the "Background to the Solicitation"); and

- On January 9, 2018, the Icahn Participants delivered a letter to the Board calling for the termination of the Poison Pill and later that day, the Company issued a press release responding to the Icahn Participants' letter (as noted in the "Background to the Solicitation").

Based on above, it appears that the Company did appear to respond to requests from the Participants to clarify the language in question prior to the threat of a lawsuit. Please advise or revise accordingly.

5.   The following statement appears to impugn the character, integrity and personal reputation of the Board without adequate factual foundation:

- "The Participants believe the proposal to ratify and extend the Poison Pill is part of the Board's continued attempts to *entrench itself and stifle the voices* of Shareholders while pursuing *potentially self-serving* and value-destructive policies."

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Participants do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the Participants are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Proposal 4 – Advisory Vote on Compensation of Named Executive Officers

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statements and/or revise accordingly:

- "As part of the emergence from bankruptcy…the Board failed to adequately address the former chief executive officer's employment agreement such that, following his termination, the Company was required to pay him *outsized* severance…" In addition to providing support for such statement, please also consider the accuracy of such statement given that disclosure in the Company's proxy statement appears to indicate that the employment agreement with the Company's former chief executive officer James Bennett was assumed pursuant to a plan of reorganization, which was approved by substantial majorities of the Company's creditors and confirmed by the Bankruptcy Court *prior to* the appointment of the Company's Board. Based on above, it appears that the incumbent directors were not in a position to address the terms of Mr. Bennett's employment agreement.

- "Moreover, since emerging from bankruptcy, the Company has not realigned its executives' compensation with stockholder interests, continuing to provide outsized compensation for the same executives who previously steered the Company into bankruptcy." Please provide support for the clam that the compensation is outsize, e.g. as compared to the Company's peer group for executive compensation.

Proxy Card

7. We remind the Participants of their obligations under Exchange Act Rule 14a-6(e)(1) with respect to the proxy card.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions